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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TCG Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Pennsylvania Avenue, NW, Suite 220 South
(No. and Street)

Washington	DC	20004-2505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

8484 Westpark Drive	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCG Securities, L.L.C. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title



Notary Public



GREGORY STARR
NOTARY PUBLIC
STATE OF FLORIDA
Comm# EE838695
Expires 9/28/2016

TCG Securities, L.L.C.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCG Securities, L.L.C.

Table of contents
December 31, 2015

Page(s)



Building a better
working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Members of TCG Securities, L.L.C.

We have audited the accompanying statement of financial condition of TCG Securities, L.L.C. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCG Securities, L.L.C. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

TCG Securities, L.L.C.

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 2,521,228
Fees receivable	861,114
Prepaid expense	97,378
Other asset	5,427
Total assets	$ 3,485,147
Liabilities and Members' Equity	
Liabilities	
Income taxes payable	$ 181,151
Deferred income	38,130
Accrued expenses and other	5,701
Total liabilities	224,982
Members' equity	3,260,165
Total liabilities and members' equity	$ 3,485,147

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

TCG Securities, L.L.C. (the "Company"), a majority-owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to the offer and sale of interests in affiliated funds.

The liability of the Members is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

All fees and advisory revenues are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Cash Equivalents

The Company considers investments in money market mutual funds to be cash equivalents. At December 31, 2015, the Company did not hold any cash equivalents.

Other Asset

A deposit with Central Registration Depository ("CRD") is included as an other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited in order to process registrations and other regulatory assessments of the Company.

Income Taxes

The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the related expense is included in the provision for income taxes on the statement of operations.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2015 was approximately $42.2 million.

The Company provides placement services to affiliates. Pursuant to the terms of Placement Agent Agreements, the Company receives fees for the services it provides to the affiliates. Substantially all of the Company's total revenues during the year ended December 31, 2015 comes from these fees. Below is a summary of the fees earned and future fees remaining to be recognized:

(In Thousands)

Year ended December 31,	Total fees per agreements	Fees recognized during the period	Cumulative fees remaining to be recognized ([1])
2011	$ 397	$ 132	$ 265
2012	4,750	1,989	3,026
2013	7,679	4,088	6,617
2014	7,315	8,878	5,054
2015	4,883	6,173	3,764
Total	$ 25,024	$ 21,260	

([1]) Fees remaining to be recognized are subject to reduction based on future redemption of offered interests.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $2,313,000 which exceeded the required net capital by approximately $2,298,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

5. Concentrations

All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fees receivable from three affiliates amount to approximately $861,000 or all of the total fees receivable on the statement of financial condition as of December 31, 2015.